

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Thomas S. Whelan
Chief Financial Officer
Coeur Mining, Inc.
104 S. Michigan Ave., Suite 900
Chicago, IL 60603

> **Re: Coeur Mining, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2022**
> **File No. 001-08641**

Dear Thomas S. Whelan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program